SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                iSECUREtrac Corp.
                                (Name Of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                     0-26455
                                 (CUSIP Number)

                                KATHLEEN O. MACKE
                             20 Campbell Creek Road
                              Yountville, CA 94599
                                 (707) 944-2199

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a Copy to:
                           Stinson Morrison Hecker LLP
                               1201 Walnut Street
                           Kansas City, Missouri 64106
                                 (816) 691-2600
                       Attention: Kenda K. Tomes, Esquire

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box if a fee is being paid with this statement [ ].


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


CUSIP Number 0-26455

1.   Name of Reporting Persons or I.R.S. Identification Nos.
      of Above Persons

     Kathleen O. Macke

2.   Check the Appropriate Box if a Member of a Group                   (a)
                                                                        (b)
3.   SEC Use Only

4.   Source of Funds (See Instructions)                                 OO

5.   Check Box if Disclosure of Legal Proceedings is Required     Not Applicable
     Pursuant to Item 2(d) or 2(e)

6.   Citizenship or Place of Organization                         United States

7.   Sole Voting Power                                                6,577

8.   Shared Voting Power                                             737,665

9.   Sole Dispositive Power                                           6,577

10.  Shared Dispositive Power                                        737,665

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    744,242

12.  Check Box if the Aggregate Amount in Row (11) Excludes       Not Applicable
     Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount In Row (11)               6.90%

14.  Type of Reporting Person (See Instructions)                       IN


                                  Page 2 of 8
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CUSIP Number 0-26455

1.   Name of Reporting Persons or I.R.S. Identification Nos.
     of Above Persons

     Kenneth A. Macke Revocable Trust

2.   Check the Appropriate Box if a Member of a Group                  (a)
                                                                       (b)
3.   SEC Use Only

4.   Source of Funds (See Instructions)                                OO

5.   Check Box if Disclosure of Legal Proceedings is Required     Not Applicable
     Pursuant to Item 2(d) or 2(e)

6.   Citizenship or Place of Organization                          California

7.   Sole Voting Power                                                  0

8.   Shared Voting Power                                             737,665

9.   Sole Dispositive Power                                             0

10.  Shared Dispositive Power                                        737,665

11.  Aggregate Amount Beneficially Owned by Each Reporting           737,665
     Person

12.  Check Box if the Aggregate Amount in Row (11) Excludes       Not Applicable
     Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount In Row (11)               6.85%

14.  Type of Reporting Person (See Instructions)                       OO


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


ITEM 1. SECURITY AND ISSUER
        -------------------

     This Schedule 13D ("Schedule 13D") is being filed by Kathleen O. Macke ("Mrs. Macke") individually and (a) as custodian and guardian of Kenneth A. Macke ("Kenneth Macke"), and (b) as sole trustee of the Kenneth A. Macke Revocable Trust (the "KAM Trust"), with respect to the common stock, par value $.01 per share (the "Common Stock") of iSecureTrac Corp., a Delaware corporation (the "Company") which has its principal business office at 5078 S. 111th Street, Omaha, Nebraska 68137.

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

     This Schedule 13D is being filed by Mrs. Macke.

     (a)-(f) The address of Mrs. Macke is 20 Campbell Creek, Yountville, CA 94599. Mrs. Macke is a retired individual who acts as custodian and guardian for her husband Kenneth Macke, is the sole trustee of the KAM Trust and is the general partner of Macke Partners. Kenneth Macke is a retired individual and husband to Mrs. Macke. Kenneth Macke previously served as an advisor to the board of directors of the Company. During the last five years, neither Mrs. Macke nor Kenneth Macke (i) has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), and (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Macke is a United States citizen. Kenneth Macke is a United States citizen.

     The principal business of the KAM Trust is managing the assets of Kenneth Macke. The principal business address of KAM Trust is P.O. Box 3687, Yountville, CA 94599. During the last five years, the KAM Trust (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The KAM Trust is a revocable trust organized under the laws of California.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION
        ---------------------------------------------------

     On December 31, 2004, pursuant to that a Debt Conversion Agreement, dated December 30, 2004, by and between the Company and Kenneth Macke, the Company issued 434,783, adjusted for the September 19, 2005 1 for 10 reverse stock split conducted by the Company. These shares of Common Stock are issued to Kenneth Macke in full satisfaction of the principal amount of a loan made by Kenneth Macke to the Company. The loan was evidenced by a Promissory Note dated August 29, 2005 in the principal amount of $1,000,000 (the "Promissory Note"). The Promissory Note had a maturity date of August 29, 2004. All interest accrued on the Promissory Note was thereby forgiven.


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

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

     See Item 3 above.

     The transaction described in Item 3 above does not relate to or result in, nor does Mrs. Macke have any plans or proposals which relate to or would result in, the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
        -------------------------------------

     (a) As of this filing, Mrs. Macke beneficially owns 744,242 shares of Common Stock. Based on the number of shares outstanding as of March 24, 2006 as indicated on the Company's definitive proxy statement on Schedule 14A filed on March 27, 2006, Mrs. Macke beneficially owns 6.9% of all issued and outstanding shares of Common Stock.


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

     (b) As of this filing, Mrs. Macke, for herself and on behalf of Kenneth Macke, has the sole power to vote and dispose of 6,577 shares of Common Stock and the shared power to vote and dispose of 737,665 shares of Common Stock. With respect to the 737,665 shares of Common Stock described in the immediately preceding sentence, Mrs. Macke shares with the KAM Trust the power to vote and dispose of such shares of Common Stock.

     (c) None.

     (d) None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        ---------------------------------------------------------------------
        TO SECURITIES OF THE ISSUER
        ---------------------------

        None.

ITEM 7. EXHIBITS
        --------

        Exhibit 1.  Statement of Joint Filing.

        [The remainder of this page intentionally has been left blank]







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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


May 4, 2006                     /s/ Kathleen O. Macke, individually and as power
                                of attorney for Kenneth A. Macke
                                -----------------------------------------------
                                Kathleen O. Macke, individually and as power of
                                attorney for Kenneth A. Macke


                                Kenneth A. Macke Revocable Trust

May 4, 2006                     By: /s/  Kathleen O. Macke, Trustee
                                   --------------------------------------------
                                Kathleen O. Macke, Trustee

                                    EXHIBIT 1
                            STATEMENT OF JOINT FILING

     Pursuant to Reg. Section 240.13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, the foregoing Schedule 13D is filed on behalf of Kathleen O. Macke, individually and as power of attorney for Kenneth A. Macke and the Kenneth A. Macke Revocable Trust.



May 4, 2006                     /s/ Kathleen O. Macke, individually and as power
                                of attorney for Kenneth A. Macke
                                -----------------------------------------------
                                Kathleen O. Macke, individually and as power of
                                attorney for Kenneth A. Macke


                                Kenneth A. Macke Revocable Trust

May 4, 2006                     By: /s/  Kathleen O. Macke, Trustee
                                   --------------------------------------------
                                Kathleen O. Macke, Trustee







                                  Page 8 of 8